

January 23, 2015

Harry J. Fleming
President
Nobilis Health Corp.
4120 Southwest Freeway, Suite 150
Houston, Texas 77027

> **Re:** **Nobilis Health Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed December 23, 2014**
> **File No. 000-55274**

Dear Mr. Fleming:

We have reviewed Amendment No. 2 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 41

1. If feasible, please revise your beneficial ownership disclosure so that it is as of the most recent practicable date not to exceed two weeks from the current date.

Item 5. Directors and Executive Officers, page 42

2. We note that you did not remove your disclosure regarding Mr. Samuelson in response to our prior comment 18. Since Mr. Samuelson resigned as a director on July 14, 2014, please remove the disclosure regarding Mr. Samuelson in the paragraph following the table showing your current directors on page 42.

3. We note that you did not revise the business experience for your directors and officers in response to our prior comment 19. Please revise your disclosure to briefly describe the business experience during the past five years for each of your directors and executive

officers. In this regard, we note that your current disclosure provides only a general summary of each director's and executive officer's business experience.

Item 6. Executive Compensation, page 45

4. We note that you have expanded your disclosure about your employment agreements with your executive officers in response to our prior comment 20. However, your disclosure still does not appear to provide all of the material terms of the agreements. In this regard, we note that your disclosure regarding your employment agreement with Mr. Lloyd is only one sentence and states that Mr. Lloyd's employment agreement provides for 1.5 million options. Please expand your disclosure to provide all of the material terms of your employment agreements with your executive officers.

Notes to the Consolidated Financial Statements
5. Trade Accounts Receivable, page 65

5. Please refer to your request for additional guidance regarding the second sentence of our previous comment 26. Disclose the fee structure of this arrangement. For example, this may be a certain percentage of the amounts transferred. In this regard, clarify whether and, if so, how the $2.5 million expense recognized in 2013 relates to the fee structure.

6. Further, please address in your disclosure the first sentence of our previous comment 26, which was to disclose the amount of receivables that were transferred to the third party during 2013. In this regard, your current disclosure only shows what remains as of December 31, 2013. This comment also applies to your interim September 30, 2014 financial statements.

11. Noncontrolling Interest, page 68

7. Please refer to our previous comment 28. Revise your disclosure, for each consolidated entity in which you own 50% or less interest, to include the specific factors that resulted in your determination that you control or are the primary beneficiary of these entities. This comment also applies to your interim September 30, 2014 financial statements.

19. Income Taxes
a. Reconciliation of Reported Income Tax Expense to Expected Income Tax Expense, page 73

8. Refer to your response to comment 24. Please supplement your reconciliation table on page 74 to explain the "non-controlling interests" line item. In this regard, disclose, if true, that income earned from the non-controlling interests relates to partnerships for which the partners, as opposed to the partnerships, incur income taxes.

Consolidated Statements of Cash Flow for the Nine Months Ended September 30, 2014

9. Please tell us why you classify the proceeds from private placement within cash flows from investing activities.

Notes to the Consolidated Financial Statements
2. Acquisitions, page 90

10. Refer to your response to comment 25. Please note that the financial statements required under Rule 8-04 of Regulation S-X must comply with Rules 8-02 and 8-03 of Regulation S-X and Rule 8-05(b) of Regulation S-X requires the pro forma statements to be presented in columnar form, showing adjustments and results. Please provide these financial statements and pro forma financial information for your acquisition of Athas. In addition, please provide similar financial information for First Street Hospital and First Street Surgical Center acquired by First Nobilis, or tell us why it they are not required.

You may contact Keira Nakada at (202) 551-3659 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        William Macdonald, Esq.
        Macdonald Tuskey